UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Meredith Corporation

(Name of Issuer)

Common Stock ($1.00 par value) and Class B Common Stock ($1.00 par value)

(Title of Class of Securities)

589433 10 1 (Common Stock) 589433 20 1 (Class B Common Stock)

(CUSIP Number)

Marilyn Dillivan

c/o Meredith Corporation

1716 Locust Street

Des Moines, Iowa 50309

515-284-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 6, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 589433 10 1 (Common Stock) 589433 20 1 (Class B Common Stock)

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

Katherine C. Meredith, individually, as investment director/trustee of various trusts created by deceased members of the Meredith family, as manager of a family limited liability company and as a board member of an Iowa not-for-profit corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) /X/
(b) / /

3	SEC USE ONLY

4	SOURCE OF FUNDS

N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States Citizen

7	SOLE VOTING POWER
NUMBER OF SHARES	1,031,200 shares of Common Stock and

4,471,144 shares of Class B Common Stock

BENEFICIALLY

8	SHARED VOTING POWER
OWNED BY	92,412 shares of Common Stock and

92,412 shares of Class B Common Stock

EACH

9	SOLE DISPOSITIVE POWER
REPORTING	31,200 shares of Common Stock and

4,471,144 shares of Class B Common Stock

PERSON

10	SHARED DISPOSITIVE POWER
WITH	1,092,412 shares of Common Stock and

92,412 shares of Class B Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,123,612 shares of Common Stock and 4,563,556 shares of Class B Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.4271% of shares of Common Stock (assuming conversion of the Class B) and 48.3982% shares of Class B Common Stock

14	TYPE OF REPORTING PERSON

IN

SCHEDULE 13D

CUSIP No. 589433 10 1 (Common Stock) 589433 20 1 (Class B Common Stock)

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

D. Mell Meredith Frazier, individually, as investment director/trustee of various trusts created by deceased Meredith family members, and as a board member of an Iowa not-for-profit corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) /X/
(b) / /

3	SEC USE ONLY

4	SOURCE OF FUNDS

N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ) / /

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States Citizen

7	SOLE VOTING POWER
NUMBER OF SHARES	8,182 shares of Common Stock and

1,468,446 shares of Class B Common Stock

BENEFICIALLY

8	SHARED VOTING POWER
OWNED BY	92,412 shares of Common Stock and

692,412 shares of Class B Common Stock

EACH

9	SOLE DISPOSITIVE POWER
REPORTING	8,182 shares of Common Stock and

1,468,446 shares of Class B Common Stock

PERSON

10	SHARED DISPOSITIVE POWER
WITH	92,412 shares of Common Stock and

692,412 shares of Class B Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

100,594 shares of Common Stock and 2,160,858 shares of Class B Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES) / /

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.5461% of shares of Common Stock (assuming conversion of the Class B) and 22.9167% shares of Class B Common Stock

14	TYPE OF REPORTING PERSON

IN

SCHEDULE 13D

CUSIP No. 589433 10 1 (Common Stock) 589433 20 1 (Class B Common Stock)

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

Edwin T. Meredith, IV, individually, as investment director/trustee of various trusts created by deceased Meredith family members, and as a board member of an Iowa not-for-profit corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) /X/
(b) / /

3	SEC USE ONLY

4	SOURCE OF FUNDS

N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ) / /

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States Citizen

7	SOLE VOTING POWER
NUMBER OF SHARES	1,546,545 shares of Class B Common Stock

BENEFICIALLY

8	SHARED VOTING POWER
OWNED BY	92,412 shares of Common Stock and

692,412 shares of Class B Common Stock

EACH

9	SOLE DISPOSITIVE POWER
REPORTING	1,546,545 shares of Class B Common Stock

PERSON

10	SHARED DISPOSITIVE POWER
WITH	92,412 shares of Common Stock and

692,412 shares of Class B Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

92,412 shares of Common Stock and 2,238,957 shares of Class B Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES) / /

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.6872% of shares of Common Stock (assuming conversion of the Class B) and 23.7450% shares of Class B Common Stock

14	TYPE OF REPORTING PERSON

IN

SCHEDULE 13D

CUSIP No. 589433 10 1 (Common Stock) 589433 20 1 (Class B Common Stock)

Item 4.	Purpose of the Transaction.

On February 6, 2006, the Family Limited Partnership controlled by Katherine Meredith sold 653,486 shares of Common Stock, Mell Meredith Frazier sold 40,080 shares of Common Stock and Edwin T. Meredith, IV, sold 35,992 shares of Common Stock. The sales were done under Rule 144, and a Form 144 was filed on a timely basis. Each reporting person also filed a Form 4 on a timely basis.

On March 23, 2006, the distribution was completed for the transfer to a trust for the benefit of Katherine Meredith of vested options for 30,000 shares of Meredith Common Stock and 1,200 shares of Common Stock from the estate of Edwin T. Meredith III, her husband.

Item 5.	Interest in Securities of the Issuer.2

(a)

Katherine Meredith: 1,123,612 shares of Common Stock (11.4271% of Common outstanding) 4,563,556 shares of Class B Common Stock (48.3982% of Class B Common Stock outstanding)

Mell Meredith Frazier: 100,594 shares of Common Stock (4.5461% of Common outstanding) 2,160,858 shares of Class B Common Stock (22.9167% of Class B Common Stock outstanding)

Edwin Meredith IV: 92,412 shares of Common Stock (4.6872% of Common outstanding) 2,238,957 shares of Class B Common Stock (23.7450% of Class B Common Stock outstanding)

The calculation of “Percent of Class...” of Common Stock owned includes shares of Common Stock deemed owned by the shareholder as a result of the shareholder’s ownership of Class B Common Stock which is convertible, share for share, into Common Stock.

(b)	See facing pages for each reporting person.

Mell Meredith Frazier and Edwin Meredith IV are sister and brother and Katherine Meredith is their mother. Under Rule 13d-3, persons who have the power to vote or dispose of the shares listed above either alone or jointly with others are deemed to be the beneficial owners of such shares. Because the voting or dispositive power of certain shares listed above is shared, the same securities in such cases are attributed to more than one of the Reporting Persons.

(c)           No transactions in shares of Common Stock or Class B Common Stock were effected by any of the Reporting Persons in the past 60 days except for the transactions described in Item 4.

(d)	None
(e)	Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Katherine C. Meredith
Dated: July 24, 2006	Katherine C. Meredith
/s/ D. Mell Meredith Frazier
D. Mell Meredith Frazier
/s/ Edwin T. Meredith, IV
Edwin T. Meredith, IV

EXHIBIT 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D (or any amendment thereof) need be filed on their behalf with respect to the beneficial ownership of any equity securities of Meredith Corporation, or any subsequent acquisitions or dispositions of equity securities of Meredith Corporation by any of the undersigned.

/s/ Katherine C. Meredith
Dated: July 24, 2006	Katherine C. Meredith
/s/ D. Mell Meredith Frazier
D. Mell Meredith Frazier
/s/ Edwin T. Meredith, IV
Edwin T. Meredith, IV